Schering AG/Novartis Oral Angiogenesis Inhibitor PTK/ZK Completes
Enrollment for Key Phase III Metastatic Colorectal Cancer Trial

Berlin, June 3, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that enrollment has been completed in one of two Phase III clinical trials of its experimental agent PTK/ZK (PTK787/ZK 222584), which is being co-developed with Novartis.

The CONFIRM 1 trial was designed to evaluate safety and efficacy of PTK/ZK in combination with chemotherapy (FOLFOX-4 regimen) in more than 1,000 previously untreated patients with metastatic colorectal cancer. The FOLFOX-4 regimen, which includes oxaliplatin/5-fluorouracil/leucovorin, is an emerging standard of care in previously untreated colorectal cancer patients.

"PTK/ZK in combination with chemotherapy has the potential to significantly improve survival in colorectal cancer patients," added Marc Rubin, MD, member of the Executive Board of Schering AG with responsibility for development. "The rapid recruitment for CONFIRM 1 demonstrates the enthusiasm and commitment of the clinical community to advance the development of innovative treatments for this devastating malignancy."

PTK/ZK is a novel, once daily oral angiogenesis inhibitor designed to target the tumor blood vessels slowing tumor growth and spread. PTK/ZK has the potential to be an effective angiogenesis inhibitor by blocking all known VEGF receptors. Results from the Phase I/II trials of PTK/ZK will be presented at the annual meeting of the American Society of Clinical Oncology, held in New Orleans, on Saturday, June 5, 2004.

Enrollment for the CONFIRM 2 trial is expected to be completed by the end of the third quarter of this year. CONFIRM 2 is evaluating the survival benefit of PTK/ZK in combination with the FOLFOX-4 regimen in pretreated patients with metastatic colorectal cancer who have progressed after first-line chemotherapy with irinotecan.

Both the CONFIRM 1 and CONFIRM 2 (Colorectal Oral Novel Therapy for the Inhibition of Angiogenesis and Retarding of Metastases in First-line/Second-line) trials are Phase III, randomized, double-blind, placebo-controlled multinational studies evaluating patients with metastatic colorectal cancer. Together, the CONFIRM 1 and CONFIRM 2 trials, which started early in 2003, will enroll approximately 2,000 patients from more than 200 centers around the world.

For additional information about CONFIRM 2 participating centers and eligibility in Europe, South America, Australia and New Zealand, please call +49-30-468-16610.

In the US, please see www.clinicaltrials.gov and search for PTK/ZK or call the Novartis clinical trials hotline at 1-800-340-6843. For sites in Canada call Novartis Pharmaceuticals Canada Inc. at 1-877-631-6775.


About Colorectal Cancer
According to the World Health Organization, in 2000 there were almost 940,000 cases of colorectal cancer worldwide, almost 65% of which were in the more developed countries. The Colorectal Cancer Network reports that in the United States only lung cancer is responsible for more cancer-related deaths.

About PTK/ZK
PTK/ZK is a novel oral, angiogenesis inhibitor that blocks all known VEGF receptor tyrosine kinases, which play a significant role in tumor angiogenesis, tumor growth, and metastases. PTK/ZK blocks the signaling of all known VEGF pathways at the receptors (VEGFR1, VEGFR2, and VEGFR3) regardless of the growth factor (VEGF A-E).

PTK/ZK is being clinically developed in metastatic colorectal cancer in Australia, Austria, Belgium, Brazil, Czech Republic, France, Germany, Hungary, Italy, Netherlands, New Zealand, Portugal, Slowakia, Spain, Sweden, Switzerland, and United Kingdom by Schering AG, Berlin, Germany, and in the USA, Canada, Singapore, Hong Kong, Taiwan and Korea by Novartis. PTK/ZK is generally well tolerated in combination with chemotherapy or as a single agent. PTK/ZK has been studied in over 1000 patients and the side effects that have been observed are generally mild to moderate.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Schering:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de

Your contacts in the US:
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng